Exhibit 99.1

Scienjoy Holding Corporation Reports Fiscal Year 2025 Financial Results

BEIJING, April 23, 2026 /PRNewswire/ —Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), a leader in interactive entertainment in China, today announced its financial results for the year ended December 31, 2025.

Fiscal Year 2025 Operating and Financial Summaries

●	Total revenues decreased to RMB1,241.6 million (US$177.5 million) for the year ended December 31, 2025 from RMB1,363.4 million for the year ended December 31, 2024.

●	Gross profit decreased to RMB227.2 million (US$32.5 million) for the year ended December 31, 2025 from RMB245.4 million for the year ended December 31, 2024.

●	Loss from operations was RMB78.9 million (US$11.3 million) for the year ended December 31, 2025, as compared to an income from operations of RMB40.7 million for the year ended December 31, 2024.

●	Net loss was RMB595.0 million (US$85.1 million) for the year ended December 31, 2025, as compared to a net income of RMB26.7 million for the year ended December 31, 2024.

●	Net loss attributable to the Company’s shareholders was RMB587.1 million (US$84.0 million) for the year ended December 31, 2025, as compared to a net income attributable to the Company’s shareholders of RMB39.7 million for the year ended December 31, 2024.

●	Adjusted net loss attributable to the Company’s shareholders was RMB579.6 million (US$82.9 million) for the year ended December 31, 2025, as compared to adjusted net income attributable to the Company’s shareholders of RMB50.3 million for the year ended December 31, 2024.

●	As of December 31, 2025, the Company had cash and cash equivalent balance of RMB307.7 million (US$44.0 million), which represented an increase of RMB55.1 million from RMB252.5 million as of December 31, 2024.

Note on Net Loss for Fiscal Year 2025

The net loss of RMB595.0 million (US$85.1 million) reported for the year ended December 31, 2025 was primarily driven by several major non-cash accounting items amounting to RMB712.3 million (US$101.9 million) that had no impact on the Company’s cash and liquidity position or its ability to continue as a going concern. These major items include provisions for credit losses, impairment of goodwill and intangible assets.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “2025 was a year of continued execution and strategic progress for Scienjoy. Our live streaming business, given our recent global expansion, continues to be profitable which demonstrates the resilience of our core operations. At the same time, we are accelerating our AI strategy. Building on our AIGC foundation with AI Vista, we are expanding into agentic AI with AI Vista Live!, which serves both B2C and B2B markets. AI Vista enables real-time, interactive AI performers for consumers while also providing scalable enterprise solutions across multiple industries. Supported by strong underlying financial performance and a solid cash position, we are well positioned for future growth and deliver long-term value to our shareholders.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “In the fourth quarter of 2025, we conducted a review of our assets and recorded certain non-cash impairment provisions which did not impact our core operations or cash flow. Apart from these accounting effects, we believe our business remains strong, supported by our core operations and continued Average Revenue Per Paying User (ARPPU) growth. Additionally, our cash and cash equivalents increased by 21.8% during the year, reflecting our operationally-driven capability to sustain on-going business operations and support planned expansion. With a healthy balance sheet, we are well positioned to support continued investment in AI innovation and global expansion.”

Fiscal Year 2025 Financial Results

Total revenues decreased to RMB1,241.6 million (US$177.5 million) for the year ended December 31, 2025 from RMB1,363.4 million for the year ended December 31, 2024 primarily caused by a decrease of paying users due to the increasing competitive landscape of China’s mobile live streaming market. Total paying users were 383,695 for the year ended December 31, 2025, compared to 494,652 for the year ended December 31, 2024.

Cost of revenues decreased to RMB1,014.5 million (US$145.1 million) for the year ended December 31, 2025 from RMB1,117.9 million for the year ended December 31, 2024. The decrease was primarily attributable to a decrease of RMB128.3 million in the Company’s revenue sharing fees, offset by an increase of RMB23.4 million in the Company’s user acquisition costs.

Gross profit decreased to RMB227.2 million (US$32.5 million) for the year ended December 31, 2025 from RMB245.4 million for the year ended December 31, 2024. Gross margins increased to 18.3% for the year ended December 31, 2025 from 18.0% in the year ended December 31, 2024 due to higher average live streaming revenue per paying user (“ARPPU”) during the year ended December 31, 2025, demonstrating the Company’s effectiveness in converting high-quality paying user to its profit growth.

Total operating expenses increased by 49.5% to RMB306.1 million (US$43.8 million) for the year ended December 31, 2025 from RMB204.7 million for the year ended December 31, 2024.

●	Sales and marketing expenses decreased to RMB6.4 million (US$0.9 million) for the year ended December 31, 2025 from RMB7.0 million for the year ended December 31, 2024, primarily attributable fewer sales and marketing activities.

●	General and administrative expenses increased by 16.1% to RMB89.0 million (US$12.7 million) for the year ended December 31, 2025 from RMB76.6 million for the year ended December 31, 2024. The increase was primarily due to an increase of RMB12.4 million in professional consulting fees.

●	Research and development expenses decreased to RMB83.4 million (US$11.9 million) for the year ended December 31, 2025 from RMB90.5 million for the year ended December 31, 2024, due to a decrease of RMB9.0 million in employee salary and welfare and a decrease of RMB1.3 million in share-based compensation, offset by an increase of RMB4.1 million in technical service fee.

●

Provision for credit losses increased by 316.2% to RMB127.3 million (US$18.2 million) for the year ended December 31, 2025 from RMB30.6 million for the year ended December 31, 2024. Given the regulatory and tax policy changes in China for the livestreaming industry starting in the second half of the financial year ended 2025 and increasing credit risk of our third-party virtual currency distributors in the livestreaming industry, we provided additional allowances for credit losses for third-party virtual currency distributors we deem as high risk and with delinquent accounts. As a result, our provision for credit loss increased to RMB127.3 million (US$18.2 million) for the year ended December 31, 2025 from RMB30.6 million for the year ended December 31, 2024. The facts and circumstances of each third-party virtual currency distributors account may require the Company to use substantial judgment in assessing its collectability. The Company will continue to periodically review allowances and make necessary adjustments accordingly.

Loss from operations was RMB78.9 million (US$11.3 million) for the year ended December 31, 2025, as compared to an income from operations of RMB40.7 million for the year ended December 31, 2024.

Change in fair value of investment in marketable security was a loss of RMB29.1 million (US$4.2 million) for the year ended December 31, 2025, as compared to a gain of RMB6.1 million for the year ended December 31, 2024. The change was attributable to the fair value changes in investments in publicly traded companies.

Investment income increased to RMB8.7 million (US$1.2 million) for the year ended December 31, 2025, as compared to investment loss of RMB5.7 million for the year ended December 31, 2024. The increase in investment income was attributable to share of unrealized gain in long-term investments.

Impairment of long-term investments was nil for the year ended December 31, 2025, as compared to RMB10.4 million for the year ended December 31, 2024.

Interest income decreased to RMB1.7 million (US$0.2 million) for the year ended December 31, 2025 from RMB3.2 million for the year ended December 31, 2024. The decrease was primarily due to a lower interest rate environment relative to previous periods.

Impairment for goodwill During the fourth quarter of 2025, as a part of its annual impairment assessment, the Company assessed its internal forecast along with several events and circumstances that could affect the significant inputs used to determine the fair value of the Company’s reporting unit, including the significance of the amount, if any, of excess carrying value over fair value, consistency of the Company’s current and forecasted operating margins and cash flows, budgeted-to-actual performance, timing of the expected effects of the Company’s strategic initiatives, overall change in economic climate, changes in the industry and competitive environment, changes to the Company’s risk-adjusted discount rates and earnings quality and sustainability. After considering all available evidence in the evaluation of goodwill impairment indicators including but not limited to regulatory and tax policy changes in China for the livestreaming industry starting in the second half of 2025, a significant decrease in paying users for the year ended December 31, 2025, and a continuous decline in the Company’s operating income during the second half of 2025, the Company determined it appropriate to perform the quantitative assessment of the Company as of December 31, 2025. The quantitative impairment test involves the use of significant estimates and assumptions to evaluate the impact of operational and economic changes on each reporting unit. The Company estimates the fair value using the income valuation approach with assistance of a third-party valuation firm. The income approach applies a fair value methodology to the single reporting unit based on discounted cash flows. This analysis requires significant estimates and judgments, including (i) the estimation of future revenue, projected gross profit margins, projected operating costs, projected operating income margins, and projected capital expenditures, which are dependent on internal cash flow forecasts; and (ii) determination of the risk-adjusted discount rates. As a result of such goodwill impairment test, the Company recorded a full impairment of RMB186.2 million (US$26.6 million) on goodwill for the year ended December 31, 2025. The Company bases fair value estimates on assumptions that the Company believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Impairment for intangible assets During annual impairment test performed in the fourth quarter of 2025, the Company identified several triggering events indicating that the carrying value of its intangible assets may exceed their fair value. These indicators included regulatory and tax policy changes in China for the livestreaming industry starting in the second half of 2025, the significant decrease in paying users for the year ended December 31, 2025, and a continuous decline in the Company’s operating income during the second half of 2025. The Company performed a quantitative assessment as of December 31, 2025 using an income approach. The income approach utilized a discounted cash flow model based on the assumptions including management’s best estimates of the expected future cash flows, risk-adjusted discount rate, and the estimated useful life of the asset group with assistance of a third-party valuation firm. Based on this analysis, the Company determined that the carrying values of its intangible assets were no longer recoverable. As a result of the fair value test, the Group recorded a full impairment of RMB398.8 million (US$57.0 million) on intangible assets for the year ended December 31, 2025.

Other income, net increased by 442.7% to RMB8.7 million (US$1.2 million) for the year ended December 31, 2025 from RMB1.6 million for the year ended December 31, 2024. The increase was primarily due to increased government subsidies and a one-time compensation income. There is no assurance that the Company will continue to receive these subsidies in the future.

Foreign exchange loss was RMB1.6 million (US$0.2 million) for the year ended December 31, 2025, as compared to foreign exchange gain of RMB3.8 million for the year ended December 31, 2024.

Income tax benefit was RMB80.4 million (US$11.5 million) for the year ended December 31, 2025, as compared to income tax expenses of RMB12.6 million for the year ended December 31, 2024.

Net loss was RMB595.0 million (US$85.1 million) for the year ended December 31 2025, as compared to a net income of RMB26.7 million for the year ended December 31, 2024.

Net loss attributable to the Company’s shareholders was RMB587.1 million (US$84.0 million) for the year ended December 31, 2025, as compared to a net income attributable to the Company’s shareholders of RMB39.7 million for the year ended December 31, 2024.

Adjusted net loss attributable to the Company’s shareholders was RMB579.6 million (US$82.9 million) for the year ended December 31, 2025, as compared to adjusted net income attributable to the Company’s shareholders of RMB50.3 million for the year ended December 31, 2024.

Basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB14.05 (US$2.01) for the year ended December 31, 2025. In comparison, basic and diluted net income attributable to the Company’s shareholders per ordinary share was RMB0.96 and RMB 0.95 for the year ended December 31, 2024.

Adjusted basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB13.87 (US$1.98) for the year ended December 31, 2025. In comparison, adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share was RMB1.22 and RMB1.21 for the year ended December 31, 2024.

As of December 31, 2025, the Company had cash and cash equivalent balance of RMB307.7 million (US$44.0 million), which represented an increased by of RMB55.1 million from RMB252.5 million as of December 31, 2024.

Use of Non-GAAP Financial Measures

Adjusted net income attributable to the Company’s shareholders is calculated as net income attributable to the Company’s shareholders adjusted for share-based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on December 31, 2025, or at any other rate.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao
+1-646-932-7242

investors@ascent-ir.com

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	252,540	307,650	43,993
Accounts receivable, net	226,060	43,290	6,190
Due from a related party	-	100	14
Investment in marketable security	37,629	8,561	1,224
Prepaid expenses and other current assets	28,415	23,607	3,376
Total current assets	544,644	383,208	54,797

Non-current assets
Property and equipment, net	1,981	2,244	321
Intangible assets, net	405,256	-	-
Goodwill	182,661	-	-
Long term investments	257,387	271,261	38,790
Long term deposits and other assets	906	1,741	249
Right-of-use assets-operating lease	4,845	14,695	2,101
Deferred tax assets	7,505	37,288	5,332
Total non-current assets	860,541	327,229	46,793
TOTAL ASSETS	1,405,185	710,437	101,590

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	36,015	16,665	2,381
Deferred revenue	80,186	50,464	7,216
Accrued salary and employee benefits	22,346	15,184	2,171
Income tax payable	11,284	10,899	1,559
Lease liabilities-operating lease -current	4,098	3,641	521
Accrued expenses and other current liabilities	6,840	9,728	1,391
Total current liabilities	160,769	106,581	15,239

Non-current liabilities
Deferred tax liabilities	58,400	-	-
Lease liabilities-operating lease -non-current	700	10,399	1,487
Total non-current liabilities	59,100	10,399	1,487
TOTAL LIABILITIES	219,869	116,980	16,726

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,922,726 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2024, respectively; 39,537,710 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2025, respectively.
Class A ordinary shares	444,162	451,666	64,588
Class B ordinary shares	23,896	23,896	3,417
Shares to be issued	20,817	20,817	2,977
Treasury stocks	(19,952)	(19,952)	(2,853)
Statutory reserves	50,705	34,091	4,875
Retained earnings	662,499	92,024	13,159
Accumulated other comprehensive income	16,967	12,867	1,840
Total shareholders’ equity	1,199,094	615,409	88,003
Non-controlling interests	(13,778)	(21,952)	(3,139)
Total equity	1,185,316	593,457	84,864
TOTAL LIABILITIES AND EQUITY	1,405,185	710,437	101,590

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,317,601	1,187,033	169,743
Live streaming - time based virtual item revenue	24,935	16,951	2,424
Technical services and others	20,848	37,637	5,382
Total revenue	1,363,384	1,241,621	177,549
Cost of revenues	(1,117,942)	(1,014,455)	(145,065)
Gross profit	245,442	227,166	32,484
Sales and marketing expenses	(7,049)	(6,357)	(909)
General and administrative expenses	(76,629)	(88,977)	(12,724)
Research and development expenses	(90,461)	(83,426)	(11,930)
Provision for credit losses	(30,584)	(127,290)	(18,202)
Income (loss) from operations	40,719	(78,884)	(11,281)
Change in fair value of investment in marketable security	6,103	(29,067)	(4,157)
Investments (loss) income	(5,742)	8,712	1,246
Impairment for goodwill	-	(186,170)	(26,622)
Impairment for intangible assets	-	(398,835)	(57,033)
Impairment of long-term investments	(10,425)	-	-
Interest income, net	3,211	1,712	245
Other income, net	1,609	8,732	1,249
Foreign exchange (loss) gain, net	3,805	(1,569)	(224)
Income (loss) before income taxes	39,280	(675,369)	(96,577)
Income tax (expense) benefit	(12,597)	80,369	11,493
Net income (loss)	26,683	(595,000)	(85,084)
Less: net loss attributable to noncontrolling interest	(13,002)	(7,911)	(1,131)
Net income (loss) attributable to the Company’s shareholders	39,685	(587,089)	(83,953)

Other comprehensive income (loss):
Other comprehensive loss - foreign currency translation adjustment	(998)	(3,494)	(500)
Comprehensive income (loss)	25,685	(598,494)	(85,584)
Less: comprehensive loss attributable to non-controlling interests	(13,002)	(7,305)	(1,045)
Comprehensive income (loss) attributable to the Company’s shareholders	38,687	(591,189)	(84,539)

Weighted average number of shares
Basic	41,367,946	41,776,414	41,776,414
Diluted	41,564,237	41,776,414	41,776,414

Earnings (loss) per share
Basic	0.96	(14.05)	(2.01)
Diluted	0.95	(14.05)	(2.01)

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Net income (loss) attributable to the Company’s shareholders	39,685	(587,089)	(83,953)
Less:
Share based compensation	(10,579)	(7,504)	(1,073)
Adjusted net income (loss) attributable to the Company’s shareholders*	50,264	(579,585)	(82,880)

Adjusted net income (loss) per ordinary share
Basic	1.22	(13.87)	(1.98)
Diluted	1.21	(13.87)	(1.98)

“Adjusted net income attributable to the Company’s shareholders” is defined as net income attributable to the Company’s shareholders excluding share based compensation.